Exhibit 99.1

ROGERS CABLE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2005 Annual MD&A and our 2005 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 21 of our 2005 Annual Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2005. This MD&A is current as of October 30, 2006.

In January 2006, Rogers Communications Inc. (“RCI”), the parent of Rogers Cable Inc., completed a reorganization whereby Rogers Cable Inc. acquired substantially all of the operating subsidiaries of Rogers Telecom Holdings Inc. (“RTHI”). The operations of RTHI’s subsidiaries (collectively, “Telecom”) had previously been a separate operating segment of RCI. As a result of this reorganization, the businesses formerly conducted by Telecom are now conducted by Rogers Cable Inc. Effective January 2006, the reportable segments of Rogers Cable Inc. are as follows: Cable and Internet; Rogers Business Solutions; Rogers Home Phone and Video Stores.

In this MD&A, the terms “Cable and Telecom”, “we”, “us”, and “our” refer to Rogers Cable Inc. and our subsidiaries. References to “Rogers” and the “Rogers Group of Companies” are to RCI together with its subsidiaries. Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

COMPANY OVERVIEW

We are wholly owned by RCI. RCI is a diversified Canadian communications and media company which, in addition to its ownership of Cable and Telecom, provides wireless voice and data telecommunications services through its wholly owned subsidiary Rogers Wireless Inc. (“Wireless”), Canada's only carrier operating on the world standard GSM technology platform; and provides radio, television broadcasting, televised shopping, publishing businesses and sports entertainment through Rogers Media Inc. (“Media”), collectively referred to herein as the “Rogers Group of Companies”.

We are Canada’s largest provider of cable television and high-speed Internet access, and are also a national, full-service, facilities-based telecommunications alternative to the traditional telephone companies. Our business is comprised of the following segments:

Our Cable and Internet segment maintains 2.45 million customer relationships of which approximately 2.3 million are basic cable subscribers at September 30, 2006, representing

Rogers Cable Inc.	- 1 -	Third Quarter 2006

approximately 29.5% of basic cable subscribers in Canada. At September 30, 2006, we provided digital cable services to approximately 1.1 million subscribers and Internet service to approximately 1.3 million residential subscribers.

Our Rogers Business Solutions segment offers local and long distance telephone, enhanced voice and data services, and Internet Protocol (“IP”) access and application solutions to Canadian businesses and governments of all sizes, as well as making most of these offerings available on a wholesale basis to other telecommunications providers. At September 30, 2006, we have 194.4 thousand local line equivalents and 20.6 thousand broadband circuits.

Through our Rogers Home Phone segment, we offer local telephone and long distance services to residential customers with both voice-over-cable and circuit-switched technologies and have almost 630 thousand subscriber lines as at September 30, 2006.

Our Rogers Video segment offers digital video disc (“DVD”), videocassette and video game sales and rentals through Canada’s second largest chain of video rental stores. There were 298 Rogers Video stores at September 30, 2006, many of which provide customers with the ability to purchase any of the four prime residential Rogers’ services (cable television, Internet, telephone and wireless), to pay their Rogers’ bills, and to pick up or return Rogers digital and cable modem equipment.

BASIS OF PRESENTATION

On July 1, 2005, RCI acquired 100% of Call-Net Enterprises Inc. (“Call-Net”) in a share for share transaction. Call-Net was subsequently renamed Rogers Telecom Holdings Inc. (“RTHI”).
On January 9, 2006, ownership in the operating subsidiaries of RTHI and intercompany balances between RTHI and its subsidiaries were transferred from RTHI to Rogers Cable Inc.

In accordance with GAAP as it applies to such transfers of ownership interests within a group of companies subject to common control, the comparative figures presented in the consolidated financial statements and this MD&A have been restated to reflect the financial position and the results of operations of Cable and Telecom as if Rogers Cable Inc. and these former operating subsidiaries of RTHI had been combined since their inception. Therefore, the reported income of Cable and Telecom includes the income of these former operating subsidiaries of RTHI for all of 2005, rather than from the July 1, 2005 date when RCI acquired RTHI. Additionally, comparative balance sheet information at December 31, 2005 reflects the combined financial position of Rogers Cable Inc. and the operating subsidiaries of RTHI.

Rogers Cable Inc.	- 2 -	Third Quarter 2006

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

For the Three and Nine Months Ended September 30, 2006

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except margin)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue
Cable	$356.4	$326.1	9.3	$1,054.2	$962.9	9.5
Internet	132.1	109.9	20.2	385.3	324.4	18.8
Rogers Home Phone	90.8	74.7	21.6	257.0	225.6	13.9
Rogers Business Solutions	148.5	139.0	6.8	441.0	418.9	5.3
Video stores	72.8	77.1	(5.6)	226.0	235.5	(4.0)
Intercompany eliminations	(1.1)	(1.1)	-	(3.1)	(3.1)	-
Total operating revenue	799.5	725.7	10.2	2,360.4	2,164.2	9.1

Operating expenses
Cable and Internet	279.4	258.1	8.3	824.8	758.7	8.7
Rogers Home Phone	93.7	67.3	39.2	250.4	189.6	32.1
Rogers Business Solutions	142.1	123.8	14.8	404.4	374.7	7.9
Video stores (2)	70.4	72.9	(3.4)	220.4	221.4	(0.5)
Integration costs (3)	1.4	13.7	(89.8)	5.8	13.3	(56.4)
Management fees	16.0	10.3	55.3	47.2	30.4	55.3
Intercompany eliminations	(1.1)	(1.1)	-	(3.1)	(3.1)	-
Total operating expenses	601.9	545.0	10.4	1,749.9	1,585.0	10.4

Operating profit (1)
Cable and Internet	209.1	177.9	17.5	614.7	528.6	16.3
Rogers Home Phone	(2.9)	7.4	n/m	6.6	36.0	(81.7)
Rogers Business Solutions	6.4	15.2	(57.9)	36.6	44.2	(17.2)
Video stores (2)	2.4	4.2	(42.9)	5.6	14.1	(60.3)
Integration costs (3)	(1.4)	(13.7)	(89.8)	(5.8)	(13.3)	(56.4)
Management fees	(16.0)	(10.3)	55.3	(47.2)	(30.4)	55.3
Total operating profit	197.6	180.7	9.4	610.5	579.2	5.4

Other expenses	(210.9)	(213.5)	(1.2)	(423.8)	(685.1)	(38.1)
Income (loss) for the period	$(13.3)	$(32.8)	(59.5)	$186.7	$(105.9)	n/m

Operating profit margin: (1)
Cable and Internet	42.8%	40.8%		42.7%	41.1%
Rogers Home Phone	(3.2%)	9.9%		2.6%	16.0%
Rogers Business Solutions	4.3%	10.9%		8.3%	10.6%
Video stores	3.3%	5.4%		2.5%	6.0%

Additions to property, plant and equipment ("PP&E") (1)
Cable and Internet	$114.8	$134.8	(14.8)	303.5	355.1	(14.5)
Rogers Home Phone	62.6	29.7	110.8	121.7	94.3	29.1
Rogers Business Solutions	26.3	25.4	3.5	50.1	58.7	(14.7)
Video stores	3.0	2.9	3.4	5.4	10.7	(49.5)
Total additions to PP&E	$206.7	$192.8	7.2	$480.7	$518.8	(7.3)

(1) As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2) Video store operating expenses for the nine months ended September 30, 2006 include a charge of $5.2 million related to the closure of 21 Video stores.
(3) Integration costs incurred relate to the integration of the operations of Telecom.

Rogers Cable Inc.	- 3 -	Third Quarter 2006

Total operating revenue for the three and nine months ended September 30, 2006 increased $73.8 million or 10.2% and $196.2 million or 9.1%, respectively, from the corresponding periods in 2005, and total operating profit for the three and nine months ended September 30, 2006 increased $16.9 million, or 9.4%, to $197.6 million and $31.3 million, or 5.4%, to $610.5 million, respectively, from the corresponding periods last year. See the following segment discussions for a detailed discussion of operating results.

Reconciliation of Operating Profit to Income (Loss) for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2006 for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Operating profit (1)	$197.6	$180.7	9.4	$610.5	$579.2	5.4
Depreciation and amortization	(167.8)	(154.7)	8.5	(487.7)	(467.2)	4.4
Operating income	29.8	26.0	14.6	122.8	112.0	9.6
Interest expense	(65.5)	(64.8)	1.1	(193.3)	(214.2)	(9.8)
Foreign exchange gain	3.4	7.5	(54.7)	4.7	2.5	88.0
Change in the fair value of derivative instruments	0.2	0.5	(60.0)	0.8	1.7	(52.9)
Other expense	(0.8)	(1.0)	(20.0)	(1.5)	(3.6)	(58.3)
Income tax recovery (expense)
Current	0.2	(1.0)	n/m	0.3	(4.3)	n/m
Future	19.4	-	n/m	252.9	-	n/m
Income (loss) for the period	$(13.3)	$(32.8)	(59.5)	$186.7	$(105.9)	n/m

(1) As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three and nine months ended September 30, 2006 increased $13.1 million, or 8.5%, and $20.5 million, or 4.4%, respectively, compared to the corresponding periods of 2005 due to the additions to property, plant and equipment.

Operating Income

Operating income for the three and nine months ended September 30, 2006 was $29.8 million and $122.8 million, respectively, an increase of $3.8 million, or 14.6%, and $10.8 million, or 9.6%, respectively, from the $26.0 million and $112.0 million earned in the corresponding periods of 2005.

Rogers Cable Inc.	- 4 -	Third Quarter 2006

Interest on Long-Term Debt

Interest expense for the three and nine months ended September 30, 2006, including interest expense on intercompany debt, increased by $0.7 million to $65.5 million, and decreased by $20.9 million to $193.3 million, respectively, compared to the corresponding periods in 2005. Interest expense for the nine months ended September 30, 2005 includes $15.3 million related to the interest-bearing demand promissory notes payable to RTHI, which accounts for the majority of the decrease in interest expense in the nine month year over year change.

Foreign Exchange Gain

The $3.4 million and $4.7 million foreign exchange gain for the three and nine month periods ended September 30, 2006, respectively, was primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar during the first nine months of 2006 compared to 2005.

Change in Fair Value of Derivative Instruments

The gain of $0.2 million and $0.8 million in fair value of derivative instruments in the three and nine months ended September 30, 2006, respectively was a result of the changes in market rates of interest.

Other Expense

The $0.8 million and $1.5 million in other expense for the three and nine months ended September 30, 2006, respectively, was primarily due to losses on the sale of property, plant and equipment.

Income Taxes

Historically, current income tax expense has consisted primarily of the Canadian Federal Large Corporations Tax ("LCT"). Due to the elimination of the LCT in 2006, no amount has been expensed for the three and nine month periods ended September 30, 2006. The current income tax expense for the corresponding periods ended September 30, 2005 was $1.0 million and $4.3 million, respectively.

We recorded a future income tax recovery for the three and nine month periods ended September 30, 2006 of $19.4 million and $252.9 million, respectively. No future income tax expense or recovery was recorded for the corresponding periods ended September 30, 2005.

The significant recovery for the nine month period ended September 30, 2006 results primarily from a reduction of the valuation allowance. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and available tax planning strategies involving RCI and its subsidiaries. Based on management's estimate of the expected realization of future income tax assets during the three months ended June 30, 2006, we reduced the valuation allowance recorded against certain future income tax assets by $459.9 million to reflect that it is more likely than not that the future income tax assets will be realized.

Rogers Cable Inc.	- 5 -	Third Quarter 2006

Approximately $226.4 million of the reduction in the valuation allowance related to a valuation allowance recorded against future income tax assets related to the former operating subsidiaries of RTHI which existed on the date of a financial reorganization and comprehensive revaluation in 2002. Accordingly, the reversal of this portion of the valuation allowance has been reflected as a reduction in intangible assets of $6.0 million and $220.4 million has been recorded as a credit to the deficit in shareholder’s equity, consistent with the revaluation adjustment recorded at the date of the comprehensive revaluation.

Our parent, RCI, is negotiating an income tax settlement with the Canada Revenue Agency in respect of a reassessment received by RCI. In connection with the proposed settlement, $90 million of non-capital income tax losses carried forward by us are expected to be transferred to RCI. The expected utilization of our tax losses was recorded during the three months ended September 30, 2006 as a distribution to our shareholder resulting in a $32.4 million charge to our contributed surplus.

In connection with the utilization of our tax losses by RCI, RCI will provide additional capital to us equal to the fair market value of the tax losses utilized. The determination of the value of the tax losses and the addition to our capital is expected to occur in the fourth quarter of 2006.

SEGMENT REVIEW AND ANALYSIS

As discussed previously under the “Basis of Presentation”, the financial and operational information of Cable and Telecom presented for prior year periods are restated to reflect the financial position and results of operations as if the companies had been combined since their inception.

CABLE AND INTERNET

Cable and Internet Financial and Operating Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except margin)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue
Cable	$356.4	$326.1	9.3	$1,054.2	$962.9	9.5
Internet	132.1	109.9	20.2	385.3	324.4	18.8
Total	488.5	436.0	12.0	1,439.5	1,287.3	11.8

Operating expenses
Sales and marketing expenses	34.1	31.1	9.6	95.5	95.7	(0.2)
Operating, general and administrative expenses	245.3	227.0	8.1	729.3	663.0	10.0
Total	279.4	258.1	8.3	824.8	758.7	8.7

Operating profit (1)	$209.1	$177.9	17.5	$614.7	$528.6	16.3
Operating profit margin (1)	42.8%	40.8%		42.7%	41.1%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Cable Inc.	- 6 -	Third Quarter 2006

	Three Months Ended September 30,			Nine Months Ended September 30,
(Subscriber statistics in thousands, except ARPU)	2006	2005	Chg	2006	2005	Chg
Cable homes passed				3,458.7	3,355.2	103.5

Basic cable, net gain (3)	12.6	17.4	(4.8)	2.6	1.1	1.5
Basic cable subscribers				2,266.4	2,255.8	10.6
Core cable ARPU (1)	$52.67	$48.46	$4.21	$51.89	$47.61	$4.28

Internet, net additions (3)	51.8	60.8	(9.0)	113.0	145.0	(32.0)
Internet subscribers (residential) (2)				1,250.0	1,076.3	173.7
Internet ARPU (1) (2)	$35.83	$34.52	$1.31	$36.09	$35.26	$0.83

Digital terminals, net additions	95.0	101.4	(6.4)	242.6	229.8	12.8
Digital terminals in service				1,382.2	1,025.5	356.7
Digital households, net additions (3)	62.2	71.0	(8.8)	151.1	164.7	(13.6)
Digital households				1,064.4	840.1	224.3

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)    Prior year Internet subscribers and ARPU have been reclassified to include only residential subscribers.
(3)    Effective August 2005, voluntarily deactivating Cable and Internet subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 16,500 greater net basic cable additions, 8,000 greater high-speed Internet additions and 5,500 greater digital household net additions in both the three and nine months ended September 30, 2005.

Cable Revenue

The increases in Cable revenue for the three and nine months ended September 30, 2006 reflect price increases, the growth in basic subscribers and the growing penetration of our digital products. The price increases on service offerings effective March 2006 contributed to the cable revenue growth by $17.1 million and $56.6 million for the three and nine months ended September 30, 2006, respectively. The remaining increase in revenue of $13.2 million and $34.7 million for the three and nine months ended September 30, 2006, respectively, is related mainly to the impact of the growth in basic and digital subscribers.

The basic subscriber base of nearly 2.3 million has increased by 12,600 and 2,600 for the three and nine months ended September 30, 2006, respectively. After considering the effect of adjusting for the one time impact of enforcing the 30 day billing for voluntary deactivating subscribers starting August 2005, net additions in the three months ended September 30, 2006 increased 11,700 from the corresponding period of the prior year.

The digital subscriber base has grown by 26.7% between September 30, 2005 and September 30, 2006 to 1.1 million subscribers. This represents a 47.0% penetration of basic cable customers. The demand for our high definition and personal video recorder digital equipment combined with our Personal TV marketing campaign were contributors to the growth in our digital subscriber base of 62,200 and 151,100 households in the three and nine months ended September 30, 2006, respectively.

Internet (Residential) Revenue

The increases in Internet revenues for the three and nine months ended September 30, 2006 from the corresponding periods in 2005 reflect primarily the 16.1% year-over-year increase in the number of Internet subscribers and certain price increases for our Internet offerings. The

Rogers Cable Inc.	- 7 -	Third Quarter 2006

price increases on our Internet offerings, effective March 2006, contributed to the Internet revenue growth by $10.1 million and $23.0 million for the three and nine months ended September 30, 2006, respectively. The remaining increase in revenue of $12.1 million and $37.9 million for the three and nine months ended September 30, 2006, respectively, is related mainly to the impact from the growth in subscribers. As a result of the price increases, the average monthly revenue per Internet subscriber has increased in both the quarter and year-to-date period from the corresponding periods in 2005.

After adjusting for the one time impact of enforcing the 30 day billing for voluntary deactivating subscribers starting August 2005, the Internet subscriber additions are only 1,000 lower in the three months ended September 30, 2006 versus the same period last year, reflecting our effort to generate long-term relationships through disciplined acquisition and retention offers and rational pricing models. With the Internet subscriber base now at approximately 1.3 million, we have 55% Internet penetration of basic cable households, and 36% penetration as a percentage of all homes passed by our cable networks.

Cable and Internet Operating Profit

The increase in Cable and Internet sales and marketing expenses of $3.0 million for the three months ended September 30, 2006 reflects the timing of promotional activities. The year-to-date marketing expenses are at a level consistent with the corresponding period of the prior year. The increases in operating, general and administrative costs for the three and nine months ended September 30, 2006 compared to the corresponding periods of the prior year were driven by the substantial increase in our digital cable and Internet penetration resulting in higher costs associated with programming content, customer care, technical service and administration associated with the support of the larger subscriber bases.

The Cable and Internet operating profit and operating profit margins for both the three and nine months ended September 30, 2006 increased from the corresponding periods in 2005 reflecting the growth in revenue which outpaced the growth in operating expenses.

ROGERS HOME PHONE

Rogers Home Phone Financial and Operating Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except margin)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue	$90.8	$74.7	21.6	$257.0	$225.6	13.9

Operating expenses
Sales and marketing expenses	26.6	13.9	91.4	66.3	31.0	113.9
Operating, general and administrative expenses	67.1	53.4	25.7	184.1	158.6	16.1
Total operating expenses	93.7	67.3	39.2	250.4	189.6	32.1

Operating profit (loss) (1)	$(2.9)	$7.4	n/m	$6.6	$36.0	(81.7)
Operating profit margin (1)	(3.2%)	9.9%		2.6%	16.0%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Cable Inc.	- 8 -	Third Quarter 2006

	Three Months Ended September 30,			Nine Months Ended September 30,
(Subscriber statistics in thousands)	2006	2005	Chg	2006	2005	Chg
Cable telephony subscriber lines
Net additions (1)	106.1	18.1	88.0	222.9	18.1	204.8
Total cable telephony subscriber lines				270.8	18.1	252.7
Circuit-switched subscriber lines
Net additions (losses and migrations) (1)	(24.1)	14.2	(38.3)	(32.8)	53.8	(86.6)
Total circuit-switched subscriber lines				357.9	364.7	(6.8)
Total residential telephony subscriber lines				628.7	382.8	245.9

(1)	Includes approximately 14,400 and 23,600 migrations from circuit-switched to cable telephony for the three and nine months ended September 30, 2006, respectively.

Rogers Home Phone Revenue

The growth in Rogers Home Phone revenues for the three and nine months ended September 30, 2006 compared to the corresponding periods in 2005, is mainly a result of incremental revenues from Rogers Home Phone voice-over-cable telephony service of $19.3 million and $36.5 million, respectively. This service was launched in July 2005 and added 106,100 and 222,900 net new lines, respectively, in the three and nine month periods ended September 30, 2006. Partially offsetting this increase is a decline in the number of circuit-switched local lines of 24,100 and 32,800 for the three and nine months ended September 30, 2006. Approximately 14,400 and 23,600 of the decrease is due to the migration of those lines from circuit-switched lines to cable telephony lines within our cable territory in the three and nine months ended September 30, 2006, respectively. Despite the decline in circuit-switched lines, revenue increased by $2.5 million and $11.4 million in the three and nine months ended September 30, 2006, respectively, compared to the prior year due to a higher average number of lines this quarter over last year. The net growth in the Rogers Home Phone subscriber base contributed to incremental local service revenues of approximately $21.8 million and $47.9 million for the three and nine months ended September 30, 2006, respectively.

Partially offsetting the growth of the Rogers Home Phone local service revenue was a decline of approximately $2.0 million and $6.0 million in long distance revenues for the three and nine months ended September 30, 2006, respectively, reflecting ongoing declines in long distance only customers, pricing and usage.

In addition, the Rogers Home Phone revenues in 2005 included $3.6 million and $10.5 million associated with the resale of Wireless‘ products and services for the three and nine months ended September 30, 2005, respectively. These subscribers and related revenues were transferred to Wireless in September 2005.

Rogers Home Phone Operating Profit

The significant growth and expansion of both operations and sales and marketing associated with the launch of the cable telephony service and overall increase in subscribers drove the increases in operating expenses of $26.4 million and $60.8 million for the three and nine months ended September 30, 2006, respectively.

Rogers Cable Inc.	- 9 -	Third Quarter 2006

The year-over-year decreases in both the Rogers Home Phone operating profit and operating profit margins for the three and nine months ended September 30, 2006 primarily reflect the additional costs associated with the scaling and rapid growth of our cable telephony service. Investment is being made in the awareness of the product, increased capacity to install and customer acquisition.

ROGERS BUSINESS SOLUTIONS

Rogers Business Solutions Financial and Operating Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except margin)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue	$148.5	$139.0	6.8	$441.0	$418.9	5.3

Operating expenses
Sales and marketing expenses	17.2	17.8	(3.4)	51.4	53.3	(3.6)
Operating, general and administrative expenses	124.9	106.0	17.8	353.0	321.4	9.8
Total operating expenses	142.1	123.8	14.8	404.4	374.7	7.9

Operating profit (1)	$6.4	$15.2	(57.9)	$36.6	$44.2	(17.2)
Operating profit margin (1)	4.3%	10.9%		8.3%	10.6%

(1)   As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

	Three Months Ended September 30,			Nine Months Ended September 30,
(Subscriber statistics in thousands)	2006	2005	Chg	2006	2005	Chg
Local line equivalents (1)
Net additions	6.6	3.3	3.3	22.8	14.1	8.7
Total local line equivalents				194.4	168.3	26.1
Broadband data circuits (2)
Net additions	1.0	0.9	0.1	3.1	2.4	0.7
Total broadband data circuits (3)				20.6	14.9	5.7

 (1)    Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL-x, E10/100/1000, OC-n and DS-n.

Rogers Business Solutions Revenue

The increase in Rogers Business Solutions revenues reflects growth in each of data, local and long distance components of revenue. During the three and nine months ended September 30, 2006, data revenues grew by $1.6 million and $7.7 million, respectively, compared to the corresponding periods of 2005. Local services grew by $2.4 million and $7.2 million, respectively, and long distance grew by $5.5 million and $7.2 million, respectively, during the three and nine months ended September 30, 2006 compared to the corresponding periods of 2005.

Rogers Cable Inc.	- 10 -	Third Quarter 2006

Rogers Business Solutions ended the quarter with 194,400 local line equivalents and 20,600 broadband data circuits in service at September 30, 2006, representing year-over-year growth rates of 15.5% and 38.3%, respectively.

The increases in long distance revenue resulted from increases in volume of 18.8% and 11.7% for the three and nine months ended September 30, 2006, respectively. Approximately 60% of the increase in long distance volume relates to increases in the intercompany sale of long distance to Wireless. The volume increases were partially offset by the ongoing declines in average revenue per minute, which decreased 8.2% and 7.0%, for the three and nine months ended September 30, 2006, respectively.

Rogers Business Solutions continues to focus on selling local and data products, especially IP-enabled solutions, thereby decreasing its reliance on long distance revenues. The combination of local and data revenue represented 54.9% and 56.1% of total revenue for the three and nine months ended September 30, 2006, respectively.

Rogers Business Solutions Operating Profit

Carrier charges, which are included in operating, general and administrative expenses, increased by $15.0 million and $31.5 million to $89.2 million and $249.7 million for the three and nine months ended September 30, 2006, respectively. Carrier charges represent approximately 60.0% and 56.6% of revenue in the three and nine months ended September 30, 2006, respectively, compared to 53.3% and 52.1% of revenue in the corresponding periods of 2005. The net increase in the quarter and year-to-date carrier charges is the result of higher volume, product mix changes, and the impact of regulatory relief recorded in the prior year from the Competitor Digital Network Services (“CDNS”) decision.

Increases of other operating, general and administrative expenses of $3.9 million and $0.1 million for the three and nine months ended, respectively, are related to additional costs incurred with supporting the additional volumes. Operating, general and administrative expenses for the nine months ended September 30, 2006 include a one-time reduction to costs of approximately $1.6 million related to a retroactive regulatory decision.

Mainly due to the pricing pressures on long distance and the higher carrier costs and other general and administrative expenses, Rogers Business Solutions margins decreased to 4.3% and 8.3%, for the three and nine months ended September 30, 2006, respectively, compared to 10.9% and 10.6%, respectively, for the corresponding periods in 2005.

Rogers Cable Inc.	- 11 -	Third Quarter 2006

VIDEO STORES

Video Stores Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except margin)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue	$72.8	$77.1	(5.6)	$226.0	$235.5	(4.0)

Operating expenses (1)	70.4	72.9	(3.4)	220.4	221.4	(0.5)

Operating profit (2)	$2.4	$4.2	(42.9)	$5.6	$14.1	(60.3)
Operating profit margin (2)	3.3%	5.4%		2.5%	6.0%

(1)    Operating, general and administrative expenses for the nine months ended September 30, 2006 include $5.2 million of costs related to the closure of 21 Video stores.
(2)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Video Stores Revenue

The decline in revenues at our Rogers Video ("Video") stores was primarily due to lower video rental and sales revenues. Initiatives were introduced to increase customers’ spending, which resulted in dollars per transaction increasing 14.8% and 14.4% in the three and nine months ended September 30, 2006 compared to the same periods last year, respectively; however same store customer transactions decreased 11.6% and 14.5% compared to the corresponding periods in 2005 due to a decrease in total visits. Also, same store revenue declined 2.2% for the nine months ended September 30, 2006 compared to the corresponding period of the prior year. Video has recently taken additional steps with respect to its pricing and late-fee structures aimed at reversing the trend of lower same store customer transactions.

Video Stores Operating Profit

The year-over-year decline in Video stores operating profit relates primarily to the decline in revenues and charges of approximately $5.2 million in the nine months ended September 30, 2006 associated with the closing of 21 Video stores.

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system are on-going and highly capital-intensive. We categorize our Cable and Internet additions to PP&E according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, our Cable and Internet additions to PP&E are classified into the following five categories:

•      Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs of our cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;

Rogers Cable Inc.	- 12 -	Third Quarter 2006

•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Cable and Internet PP&E additions
Customer premise equipment	$53.6	$72.0	(25.6)	$150.7	$177.4	(15.1)
Scaleable infrastructure	22.2	26.8	(17.2)	59.2	90.5	(34.6)
Line extensions	15.9	13.1	21.4	42.3	37.1	14.0
Upgrade and rebuild	1.9	0.4	n/m	5.2	1.4	n/m
Support capital	21.2	22.5	(5.8)	46.1	48.7	(5.3)
	114.8	134.8	(14.8)	303.5	355.1	(14.5)
Rogers Home Phone PP&E additions	62.6	29.7	110.8	121.7	94.3	29.1
Rogers Business Solutions PP&E additions	26.3	25.4	3.5	50.1	58.7	(14.7)
Video stores PP&E additions	3.0	2.9	3.4	5.4	10.7	(49.5)
	$206.7	$192.8	7.2	$480.7	$518.8	(7.3)

The declines in Cable and Internet PP&E additions are primarily attributable to lower spending on scaleable infrastructure related to deferred video-on-demand capacity increase and IP network capacity increases, delayed head-end expenditures, reduced transport network expenditures as well as lower spending on customer premise equipment related to digital terminals and cable modems, as well as the timing of expenditures relating to IP Networks.

The increases in additions to Rogers Home Phone PP&E compared to the corresponding periods in 2005 are primarily due to additional spending on customer premises equipment as well as capacity on the cable network associated with the 88% year-over-year increase in quarterly subscriber additions.

 LIQUIDITY AND CAPITAL RESOURCES

Operations

Three Months Ended September 30, 2006

For the three months ended September 30, 2006, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from the loss for the period, was $151.4 million compared to $130.4 million in the corresponding period of 2005.

Taking into account the changes in non-cash working capital items for the three months ended September 30, 2006, cash generated from operations was $194.4 million compared to $172.4 million in the corresponding period of 2005.

Rogers Cable Inc.	- 13 -	Third Quarter 2006

Funds raised in the three months ended September 30, 2006 totalled $429.4 million, comprised of cash flow from operations of $194.4 million together with $235.0 million of net intercompany unsecured subordinated advances from RCI.

Funds used during the three months ended September 30, 2006 totalled approximately $472.6 million, the details of which include:

•	Funding of aggregate $230.0 million net repayment of outstanding advances under the bank credit facility;

•	Funding of $207.6 million additions to PP&E, including a $0.9 million change in non-cash working capital;

•	Funding of capital distributions to RCI of $18.0 million, consisting of our regular $6.0 million monthly distributions;

•	Funding additions to video rental inventory of $10.3 million; and

•	Funding additions to other long-term assets of $6.7 million.

Taking into account the cash deficiency of $8.1 million at the beginning of the period, the cash deficiency at the end of the period was $51.3 million.

Nine Months Ended September 30, 2006

For the nine months ended September 30, 2006, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from the income (loss) for the period, was $471.0 million compared to $406.0 million in the corresponding period of 2005.

Taking into account the changes in non-cash working capital items for the nine months ended September 30, 2006, cash generated from operations was $477.2 million compared to
$395.7 million in the corresponding period of 2005.

Funds raised in the nine months ended September 30, 2006 totalled $671.2 million, comprised of cash flow from operations of $477.2 million together with $194.0 million of net intercompany unsecured subordinated advances from RCI.

Funds used during the nine months ended September 30, 2006 totalled approximately $694.3 million, the details of which include:

•	Funding of $488.1 million additions to PP&E, including a $7.4 million change in non-cash working capital;

•	Funding of aggregate $112.0 million net repayment of outstanding advances under the bank credit facility;

Rogers Cable Inc.	- 14 -	Third Quarter 2006

•	Funding of capital distributions to RCI of $54.0 million, consisting of our regular $6.0 million monthly distributions;

•	Funding additions to video rental inventory of $33.5 million; and

•	Funding additions to other long-term assets of $6.7 million.

Taking into account the cash deficiency of $28.2 million at the beginning of the period, the cash deficiency at the end of the period was $51.3 million.

Financing

Our long-term financial instruments are described in Note 8 to the 2005 Annual Audited Consolidated Financial Statements.

For the three months ended September 30, 2006, changes to our financing described above took place. During the nine month period ended September 30, 2006, we received an aggregate net $194.0 million intercompany unsecured subordinated advances from RCI, repaid an aggregate $112.0 million advances outstanding under our credit facility and distributed an aggregate $54.0 million to RCI as a return of capital. The non-cash transfer of Telecom is described in Note 2 of our Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2006.

In July, 2006, we entered into an amendment to our bank credit facility to insert provisions for the springing release of security in a similar fashion as provided in all of our public debt indentures. This provision provides that if we have two investment grade ratings on our debt and there is no other debt or cross-currency interest rate exchange agreement secured by a bond issued under our deed of trust, then the security provided for a particular debt instrument will be discharged upon 45 days prior notice by us. A similar amendment has also been made in each of our cross-currency interest rate exchange agreements.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes analysis.

During the nine months ended September 30, 2006, there was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements. As a result, at September 30, 2006, 100% of our U.S. dollar-denominated debt remains hedged both on an economic basis and on an accounting basis, as noted below.

Rogers Cable Inc.	- 15 -	Third Quarter 2006

(In millions of dollars, except percentages)	September 30, 2006			December 31, 2005
U.S. dollar-denominated long-term debt	US	$1,530.0		US	$1,530.0

Hedged with cross-currency interest rate exchange agreements	US	$1,530.0		US	$1,530.0

Hedged exchange rate		1.3837			1.3837

Percent hedged		100.0	%(1)		100.0%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$2,897.0		Cdn	$3,010.0
Total long-term debt at fixed rates	Cdn	$2,742.0		Cdn	$2,742.0
Percent of long-term debt fixed		94.6%			91.1%

Weighted average interest rate on long-term debt		7.46%			7.38%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, on September 30, 2006, Cable accounted for 100% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt so that 100% of our U.S. dollar-denominated debt was hedged on an accounting basis, as well as on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Outstanding Share Data

During the three months ended September 30, 2006, no shares were issued.

During the nine months ended September 30, 2006, we issued 1,000,000 ninth preferred shares to RTHI, a related party, with a value of $654.0 million. These shares were issued to RTHI as consideration for the transfer of Telecom, that is, of all the operating subsidiaries of RTHI to us, together with intercompany balances. We then immediately redeemed the 1,000,000 ninth preferred shares in exchange for a deeply subordinated non-interest bearing demand promissory note payable to RTHI which was then reassigned to RCI. The deeply subordinated non-interest bearing note was then set-off against a capital contribution from RCI in the same amount.

Dividends and Distributions

During the nine months ended September 30, 2006, we distributed $6.0 million per month, for an aggregate of $54.0 million, to RCI as a return of capital. The distributions were recorded as a reduction in the stated capital of our Class B Common shares and were permitted under all agreements governing our outstanding long-term debt.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements were previously summarized in our 2005 Annual MD&A and discussed in Note 12

Rogers Cable Inc.	- 16 -	Third Quarter 2006

and Note 20 of the 2005 Annual Consolidated Financial Statements. However, as a result of the transfer of the ownership of Telecom in January 2006 and as discussed in the “Basis of Presentation” section above, our material obligations are restated below to reflect those of Cable and Telecom at December 31, 2005.

	Less Than			After
(In thousands of dollars)	1 Year	1-3 Years	4-5 Years	5 Years	Total
Long-term Debt	$-	$450,000	$267,000	$1,958,827	$2,675,827
Derivative Instruments (1)	791	-	-	333,216	334,007
Mortgages and Capital Leases	589	-	-	-	589
Operating Leases	96,394	135,388	102,054	69,506	403,342
Purchase Obligations (2)	56,244	41,570	11,797	26,818	136,429
Other Long-term Liabilities	-	1,445	221	2,491	4,157

Total	$154,018	$628,403	$381,072	$2,390,858	$3,554,351

(1) Amounts reflect net disbursements only.
(2)
Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependent. Based on our approximately 2.3 million basic cable subscribers as of December 31, 2005, we estimate that our total payment obligation to programming suppliers and MDU building owners in 2006 will be approximately $460.9 million, including amounts payable to the copyright collectives, the Canadian programming production funds, and expenditures related to our Internet service for Internet interconnectivity and usage charges and our cable telephony service for interconnection to local and long distance carriers will be approximately $74.2 million. We also estimate that Video will spend approximately $60.0 million in 2006 on the acquisition of DVDs, videocassettes and video games (as well as non-rental merchandise) for rental or sale in Video stores. In addition, we expect to pay an additional amount of approximately $16.1 million in 2006 to movie studios as part of our revenue-sharing arrangements with those studios. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2005 Annual MD&A. The significant changes to those regulations since December 31, 2005, are as follows:

Telecommunications Policy Report

On March 22, 2006, the report of the Telecommunications Policy Review Panel was released. The Panel was asked by the previous Liberal government to study Canadian telecommunications policy to make recommendations to improve the regulatory environment, expand broadband services to remote locations and further the deployment of information and communications technology in Canada. The report generally recommended greater reliance on market forces and a reduction in government regulation. The report recommends continued regulation of the incumbent wireline telephone companies in circumstances where they possess significant market power. We believe that such continued regulation is important to protect new entrants such as Cable and Telecom from anticompetitive conduct by incumbent providers until such time as competition is established. The report also recommends limiting the incumbent phone companies’ unbundled wholesale facilities that would be available to competitive providers on a wholesale basis. The report recommends that “essential” facilities should continue to be made available and

Rogers Cable Inc.	- 17 -	Third Quarter 2006

that non-essential facilities should be available for a transition period of three to five years. The report also recommends transitioning radio spectrum regulation from Industry Canada to the CRTC, after Industry Canada completes a spectrum policy review that will consider various issues such as spectrum licence fees and streamlining the spectrum licencing process. Upon receiving the panel’s report, the Minister of Industry stated that he would review the report and that any steps towards implementation of the report’s recommendations would follow such review.

CRTC Local Forbearance Decision

The CRTC released its Local Forbearance Decision on April 6, 2006. The incumbent phone companies will continue to be regulated until they lose 25% market share. The customer winback prohibition rules, which were reduced from 12 to three months, will be lifted when the incumbent phone companies lose 20% market share. The calculation of share loss is made separately for the residential and business segments, and also excludes market share lost to wireless. The market share in urban areas is measured over a census metropolitan area. In addition to the market share criteria, the phone companies have to comply with all the Quality of Service (“QoS”) indicators, which govern the facilities provided to competitors, for six months. These QoS indicators are very important to unbundled loop resellers such as Rogers Business Solutions. In addition, the incumbent local exchange providers must provide Ethernet access and transport service to competitors and must interconnect their Operations Support Systems (“OSS”) with those of competitors. We believe that this decision is consistent with the assumptions made in the business planning for our local telephone service. Canada’s incumbent telephone companies have appealed the CRTC’s Local Forbearance Decision to the Federal Cabinet. On September 1, 2006, the CRTC released Telecom Public Notice 2006-12, Proceeding to reassess certain aspects of the local forbearance framework established in Decision 2006-15. The proceeding will consider whether the 25% market share loss de-regulation threshold and the 20% winback prohibition threshold should be adjusted and whether wireless-only households should be included in the calculation of market share loss levels. Any earlier de-regulation of the ILECs local services would make it more difficult for our local telephone services to become established in the marketplace.

Voice-over-Internet Protocol (“VoIP”) CRTC Reconsideration Decision

On May 5, 2006, the Federal Cabinet referred the CRTC’s Voice-over-Internet Protocol (“VoIP”) decision back to the CRTC for reconsideration. In its Reconsideration Decision released on September 1, 2006, the CRTC confirmed the original Decision in its entirety.

Proposed Policy Direction to the CRTC on Telecommunications

On June 13, 2006, the Honourable Maxime Bernier, Minister of Industry, tabled a proposed Policy Direction on Telecommunications in Parliament. The Direction signals the Government’s intention to direct the CRTC to rely on market forces to the maximum extent feasible under the Telecommunications Act and regulate, if needed, in a manner that interferes with market forces to the minimum extent necessary.

Rogers Cable Inc.	- 18 -	Third Quarter 2006

Review of Certain Aspects of the Regulatory Framework for Over-The-Air Television

On June 12, 2006, the CRTC announced that they will hold a Public Hearing commencing on November 27, 2006 to review the regulatory framework for over-the-air television. The review will consider the contributions which over-the-air television licensees should make to the production, acquisition and broadcast of high-quality Canadian programming. The review will also examine, among other things, the possibility of levying a fee for carriage against Broadcasting Distribution Undertaking (“BDUs”) for the carriage of local over-the-air television signals. This proposal, if implemented, could significantly increase costs for broadcasting distribution undertakings including those of Cable and Telecom.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2005 Annual MD&A. There were no significant changes to those risks and uncertainties since December 31, 2005, except as follows:

Changes to the CRTC’s Regime for Local Telephone Competition Could Affect Our Delivery of Local Telephone Service.

As described above under the “Government Regulation and Regulatory Developments” section, the CRTC released its Local Forbearance Decision on April 6, 2006. While we believe that this decision is consistent with the assumptions made in the business planning for our local telephone service, Canada’s incumbent telephone companies have appealed the CRTC’s Local Forbearance Decision to the Federal Cabinet. A successful appeal could weaken the regulatory safeguards for new local telephone entrants, which would have a negative impact on our competitive local telephone service.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that we define and describe in our 2005 Annual MD&A. While these key performance indicators are not measurements under Canadian or U.S. GAAP, we believe they allow us to appropriately measure our performance against our operating strategy as well as the results of our peers and competitors.They include:

•	Revenue components and average revenue per subscriber (“ARPU”);
•	Subscriber counts;
•	Operating profit;
•	Operating profit margin; and
•	Additions to PP&E.

See “Supplementary information” section for calculations of the Non-GAAP measures.

Rogers Cable Inc.	- 19 -	Third Quarter 2006

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

There were no significant changes to the intercompany and related party arrangements from those disclosed in the 2005 Annual MD&A. The amounts disclosed in the following table reflect intercompany charges from (to) related parties:

	Financial Statement	Three months ended September 30,		Nine months ended September 30,
(In millions of dollars)	Classification	2006	2005	2006	2005
RCI:
Management fees	Management fees	$16.0	$10.3	$47.2	$30.4
Interest on notes payable	Interest expense	8.7	5.6	23.9	12.5
Cost of shared operating expenses	Operating, general and administrative	51.0	25.2	144.7	71.4
	expenses ("OG&A")
Cost of PP&E	Additions to PP&E	24.7	10.9	53.9	27.6
		100.4	52.0	269.7	141.9
RTHI:
Interest expense	Interest expense	-	-	-	15.3
		-	-	-	15.3
RWI:
Wireless products and services	OG&A	1.0	1.0	2.8	2.9
Wireless products and services for resale	Inventory/ Cost of Video store sales	10.2	12.9	24.5	29.0
Transmission facilities	OG&A	(0.3)	(0.3)	(1.0)	(0.9)
Rent expense	OG&A	1.5	1.3	4.5	3.9
Consolidated billing services	OG&A	2.2	1.5	6.0	4.1
Subscriber activation commissions and customer service	Operating revenue	(9.2)	(9.9)	(31.1)	(23.9)
Long distance income	Operating revenue	(8.8)	(3.9)	(21.9)	(11.8)
Wireless broadband expenses	OG&A	-	-	(0.1)	-
Cost of PP&E	Additions to PP&E	-	-	-	(0.1)
		(3.4)	2.6	(16.3)	3.2
Media:
Access fees	Operating revenue	(2.0)	(1.3)	(6.0)	(4.9)
Advertising and production costs	Sales and marketing expenses	0.5	0.1	1.2	0.9
Sales commissions	OG&A	0.2	0.2	0.7	0.7
Programming fees	OG&A	5.9	5.5	17.0	16.8
		4.6	4.5	12.9	13.5
Other:
Programming fees paid to related broadcasters	OG&A	4.8	4.6	14.8	13.8

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2005 Annual Audited Consolidated Financial Statements, Notes thereto, and our 2005 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and nine months ended September 30, 2006, there were no changes to our critical accounting policies and estimates from those found in our 2005 Annual MD&A.

NEW ACCOUNTING STANDARDS

In our 2005 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2005 Annual MD&A, we disclosed recent Canadian accounting pronouncements, namely CICA Handbook Section 3831 “Non-monetary Transactions”, CICA Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, CICA Handbook Section 1530 “Comprehensive Income” and CICA Handbook Section 3865 “Hedges”.

CICA Handbook Section 3831 did not have a material impact on our consolidated financial statements for the three and nine months ended September 30, 2006. CICA Handbook Sections 3855, 1530 and 3865 are effective for interim and annual financial statements commencing in 2007. We are continuing to assess the impact of these new standards.

Rogers Cable Inc.	- 20 -	Third Quarter 2006

Emerging Issues Committee (“EIC”) Abstract 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” was issued on July 6, 2006. EIC 162 requires that the compensation cost attributable to awards granted to employees eligible to retire at the grant date should be recognized on the grant date if the award’s exercisability does not depend on continued service. Additionally, awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC 162 must be applied retroactively, with restatement of prior periods, effective with our financial statements for the year ending December 31, 2006. We are currently evaluating the impact of this new standard.

SEASONALITY

Our operational results are subject to modest seasonal fluctuations from quarter-to-quarter. Specifically, subscriber additions and disconnections are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations or seasonal relocations, as well as our concentrated marketing efforts generally conducted during the fourth quarter. Video operations may also experience modest fluctuations from quarter-to-quarter due to the availability and timing of release of popular titles throughout the year. However, the fourth quarter has historically been the strongest quarter due to increased consumer activity in the retail cycle. Rogers Home Phone and Rogers Business Solutions do not have any unique seasonal aspects to their business.

Rogers Cable Inc.	- 21 -	Third Quarter 2006

Rogers Cable Inc.
Supplementary Information
Calculations of Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended September 30,		Nine months ended September 30,
except ARPU figures and operating profit margin)	2006	2005	2006	2005
Core Cable ARPU
Core Cable revenue	$356.4	$326.1	$1,054.2	$962.9
Divided by: Average basic cable subscribers	2,255.9	2,243.0	2,257.3	2,247.2
Divided by: 3 months for quarter and 9 months for year-to-date	3	3	9	9
	$52.67	$48.46	$51.89	$47.61
Internet ARPU
Internet revenue(1)	$131.0	$107.8	$381.5	$317.3
Divided by: Average Internet (residential) subscribers	1,219.0	1,040.9	1,174.3	1,000.0
Divided by: 3 months for quarter and 9 months for year-to-date	3	3	9	9
	$35.83	$34.52	$36.09	$35.26
Cable and Internet:
Operating Profit (before management fees)	$209.1	$177.9	$614.7	$528.6
Divided by Revenue	488.5	436.0	1,439.5	1,287.3
Cable and Internet Operating Profit Margin	42.8%	40.8%	42.7%	41.1%
Rogers Home Phone:
Operating Profit (before management fees)	$(2.9)	$7.4	$6.6	$36.0
Divided by Revenue	90.8	74.7	257.0	225.6
Rogers Home Phone Operating Profit Margin	(3.2%)	9.9%	2.6%	16.0%
Rogers Business Solutions:
Operating Profit (before management fees)	$6.4	$15.2	$36.6	$44.2
Divided by Revenue	148.5	139.0	441.0	418.9
Rogers Business Solutions Operating Profit Margin	4.3%	10.9%	8.3%	10.6%
Video stores:
Operating Profit (2)	$2.4	$4.2	$5.6	$14.1
Divided by Revenue	72.8	77.1	226.0	235.5
Video stores Operating Profit Margin	3.3%	5.4%	2.5%	6.0%

(1) Internet ARPU calculation does not include amounts related to dial-up customers.
(2) Video stores operating profit for the three and nine months ended September 30, 2006 includes a charge of nil and $5.2 million, respectively, related to the closure of 21 Video stores

Rogers Cable Inc.	- 22 -	Third Quarter 2006

SUPPLEMENTARY INFORMATION
Rogers Cable Inc.
Unaudited Historical Statements of Income and Other Financial Information (1)

	2006			2005				2004
(In thousands of dollars)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Operating Revenue
Cable	$342,453	$355,386	$356,432	$318,031	$318,746	$326,074	$336,103	$310,088	$306,831	$316,295	$319,834
Internet	122,202	130,980	132,060	105,875	108,608	109,917	116,425	93,423	94,071	98,209	102,019
Home Phone Service	80,365	85,823	90,844	73,470	77,455	74,702	74,788	68,687	69,170	71,999	72,647
Rogers Business Solutions	148,936	143,546	148,478	141,001	138,921	139,036	142,468	130,231	129,384	130,570	137,088
Video stores	81,053	72,158	72,776	83,641	74,735	77,077	91,473	73,887	76,940	77,449	88,678
Intercompany eliminations	(977)	(977)	(1,135)	(945)	(1,032)	(1,129)	(645)	(703)	(757)	(915)	(889)
Total operating revenues	$774,032	$786,916	$799,455	$721,073	$717,433	$725,677	$760,612	$675,613	$675,639	$693,607	$719,377

Operating expenses
Cable and Internet	$269,112	$276,258	$279,392	$246,420	$254,166	$258,150	$256,219	$235,693	$229,424	$243,596	$238,747
Home Phone Service	75,720	80,949	93,683	59,374	62,932	67,304	73,119	61,143	63,561	62,356	60,490
Rogers Business Solutions	136,152	126,173	142,085	124,279	126,624	123,771	133,266	112,816	115,964	120,304	123,809
Video stores	79,501	70,548	70,375	76,462	72,008	72,942	87,423	68,908	70,923	70,697	78,309
Integration, restructuring and other charges	2,896	1,552	1,399	(372)	-	13,689	5,080	-	-	(5,330)	6,473
Management fees	15,481	15,757	16,000	10,105	9,971	10,288	10,991	9,462	9,497	9,787	10,167
Intercompany eliminations	(977)	(977)	(1,135)	(945)	(1,032)	(1,129)	(645)	(703)	(757)	(915)	(889)
Total operating expenses	$577,885	$570,260	$601,799	$515,324	$524,670	$545,015	$565,454	$487,320	$488,612	$500,495	$517,106

Operating profit (2)
Cable and Internet	$195,543	$210,108	$209,100	$177,486	$173,187	$177,841	$196,309	$167,818	$171,478	$170,908	$183,106
Home Phone Service	4,645	4,874	(2,839)	14,096	14,523	7,398	1,669	7,544	5,609	9,643	12,157
Rogers Business Solutions	12,784	17,373	6,393	16,722	12,297	15,265	9,202	17,415	13,420	10,266	13,279
Video stores	1,552	1,610	2,401	7,179	2,727	4,135	4,050	4,979	6,017	6,752	10,369
Management fees	(15,481)	(15,757)	(16,000)	(10,105)	(9,971)	(10,288)	(10,991)	(9,462)	(9,497)	(9,787)	(10,167)
Integration, restructuring and other charges	(2,896)	(1,552)	(1,399)	372	-	(13,689)	(5,080)	-	-	5,330	(6,473)
Total operating profit	$196,147	$216,656	$197,656	$205,749	$192,763	$180,662	$195,158	$188,293	$187,027	$193,112	$202,271

Depreciation and amortization	160,337	159,578	167,755	160,937	151,573	154,719	159,940	154,835	152,891	149,101	174,403
Operating income	35,810	57,078	29,901	44,812	41,190	25,943	35,218	33,458	34,136	44,011	27,868
Interest expense	(66,514)	(61,278)	(65,491)	(77,348)	(72,048)	(64,744)	(64,813)	(69,041)	(69,211)	(69,433)	(74,534)
Foreign exchange gain (loss)	(3,160)	4,465	3,405	(1,179)	(3,833)	7,515	(1,640)	(20,221)	(40,171)	10,425	9,515
Change in fair value of derivative instruments	289	295	207	1,037	173	497	444	18,349	21,483	(2,713)	(2,549)
Loss on repayment of long-term debt	-	-	-	-	-	-	(9,799)	(18,013)	-	-	-
Other income (expense), net	(269)	(439)	(839)	(2,211)	(388)	(992)	326	(2,656)	(3,819)	(2,923)	(3,002)
Income tax (expense) recovery
Future	-	233,451	19,434	-	-	-	-	-	-	-	-
Current	(1,155)	1,269	180	(1,828)	(1,451)	(1,028)	(974)	(1,362)	(2,035)	(1,780)	(1,055)
Net income (loss) for the period	$(34,999)	$234,841	$(13,203)	$(36,717)	$(36,357)	$(32,809)	$(41,238)	$(59,486)	$(59,617)	$(22,413)	$(43,757)

Total additions to PP&E	$112,103	$161,943	$206,653	$123,998	$202,025	$192,821	$223,237	$101,537	$141,465	$140,931	$260,606

(1)
Prior year figures have been restated and reclassified to conform to the current period’s presentation as discussed in Notes 2 and 14 to the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2006.

(2)	As defined in our 2005 Annual MD&A - See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Cable Inc.	- 23 -	Third Quarter 2006

Caution Regarding Forward-Looking Statements

This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. All statements that are not historical facts constitute forward-looking statements, as generally do statements containing expressions such as “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “guidance”, and similar expressions.

Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, and the level of competitive intensity, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a more detailed discussion of the risks, uncertainties, material factors and assumptions associated with our business that were applied in drawing conclusions or making a forecast set out in such forward-looking information, see the section of our 2005 Annual MD&A entitled “Risks and Uncertainties” (found on pages 32 to 36), as well as the “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments” sections herein. Our annual and quarterly MD&A’s can be found on www.sedar.com and www.sec.gov.

Additional Information

Additional information relating to us, including our Annual Information Form, amended Form 20-F and a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Rogers Cable Inc.	- 24 -	Third Quarter 2006

Rogers Cable Inc.
Unaudited Consolidated Financial Statements
Three and Nine Months Ended September 30, 2006

Rogers Cable Inc.	1	Third Quarter 2006

ROGERS CABLE INC.
Unaudited Consolidated Statements of Income

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands of dollars, except per share amounts)	2006	2005	2006	2005
		(Restated - note		(Restated - note
		2)		2)
Operating revenue	$799,455	$725,677	$2,360,403	$2,164,183
Cost of video stores sales	35,965	36,305	109,917	108,872
Sales and marketing expenses	107,925	94,276	304,094	277,552
Operating, general and administrative expenses	440,510	390,457	1,277,693	1,154,904
Video store closure expenses (note 9)	-	-	5,155	-
Integration expenses (note 2)	1,399	13,689	5,847	13,689
Other	-	-	-	(372)
Management fees	16,000	10,288	47,238	30,364
Depreciation and amortization	167,755	154,719	487,670	467,229
Operating income	29,901	25,943	122,789	111,945
Interest:
Long-term debt	(56,831)	(59,126)	(169,434)	(186,336)
Notes payable to parent and affiliated company	(8,660)	(5,618)	(23,849)	(27,804)
	(35,590)	(38,801)	(70,494)	(102,195)
Foreign exchange gain	3,405	7,515	4,710	2,503
Change in the fair value of derivative instruments	207	497	791	1,707
Gain on sale of investments	-	-	103	489
Other expense	(839)	(992)	(1,650)	(4,080)
Loss before income taxes	(32,817)	(31,781)	(66,540)	(101,576)

Income tax expense (recovery) (note 7):
Current	(180)	1,028	(294)	4,307
Future	(19,434)	-	(252,885)	-
Net income (loss) for the period	$(13,203)	$(32,809)	$186,639	$(105,883)

Earnings (loss) per share - basic and diluted (note 8)	$(0.06)	$(0.15)	$0.86	$(0.49)

See accompanying Notes to Interim Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	2	Third Quarter 2006

ROGERS CABLE INC.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands of dollars)	2006	2005	2006	2005
Cash provided by (used in):		(Restated - note 2)		(Restated - note 2)
Operating activities:
Net income (loss) for the period	$(13,203)	$(32,809)	$186,639	$(105,883)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	179,400	168,980	523,783	512,476
Write-off of Video store assets (note 9)	-	-	2,855	-
Gain on sale of investments	-	-	(103)	(489)
Unrealized foreign exchange loss	-	(7,353)	-	(4,831)
Change in the fair value of derivative instruments	(207)	(497)	(791)	(1,707)
Stock-based compensation expense	3,503	2,100	7,937	5,579
Future income taxes	(19,434)	-	(252,885)	-
Other	1,332	7	3,599	866
	151,391	130,428	471,034	406,011
Change in non-cash working capital (note 11)	43,028	41,991	6,163	(10,319)
	194,419	172,419	477,197	395,692
Financing activities:
Issuance of long-term debt	5,000	138,000	214,000	592,000
Repayment of long-term debt	(235,017)	(46,012)	(326,037)	(740,683)
Proceeds on termination of cross-currency interest rate exchange agreements	-	-	-	402,191
Payment on termination of cross-currency interest rate exchange agreements	-	-	-	(470,825)
Financing costs incurred	-	-	-	(2,400)
Capital distribution to Rogers Communications Inc.	(18,000)	(18,000)	(54,000)	(54,000)
Issue of notes payable to Rogers Communications Inc.	240,000	-	329,000	568,000
Repayment of notes payable to Rogers Communications Inc.	(5,000)	-	(135,008)	(66,000)
	(13,017)	73,988	27,955	228,283
Investing activities:
Additions to property, plant and equipment ("PP&E")	(206,653)	(192,821)	(480,699)	(518,844)
Change in non-cash working capital items related to PP&E	(942)	(2,372)	(7,435)	(30,263)
Additions to video rental inventory	(10,291)	(14,686)	(33,505)	(46,259)
Acquisitions of other long-term assets	(6,685)	(27,514)	(6,685)	(27,514)
Pre-operating costs incurred	-	-	-	(10,690)
Proceeds on sale of investments	-	-	103	489
Proceeds on sale of PP&E	-	524	-	674
	(224,571)	(236,869)	(528,221)	(632,407)
Increase (decrease) in cash and cash equivalents	(43,169)	9,538	(23,069)	(8,432)
Cash deficiency, beginning of period	(8,129)	(18,859)	(28,229)	(889)
Cash deficiency, end of period	$(51,298)	$(9,321)	$(51,298)	$(9,321)

Supplemental cash flow information:
Interest paid	$57,706	$53,314	$187,142	$199,365
Income taxes paid	(401)	1,579	1,121	5,070

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying Notes to Interim Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	3	Third Quarter 2006

ROGERS CABLE INC.
Unaudited Consolidated Balance Sheets

	September 30,	December 31,
(in thousands of dollars)	2006	2005
		(Restated -
ASSETS		note 2)
Current assets
Accounts receivable	$191,392	$186,448
Other current assets	98,267	90,111
Due from parent and affiliated companies (note 12)	46,321	-
	335,980	276,559
Property, plant and equipment (note 3)	3,315,784	3,305,193
Goodwill	926,445	926,445
Future income tax asset (note 7)	446,912	-
Deferred charges	51,417	55,803
Intangible assets (note 7)	-	19,522
Other long-term assets	33,413	30,436
	$5,109,951	$4,613,958
LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)
Current liabilities
Bank advances, arising from outstanding cheques	$51,298	$28,229
Accounts payable and accrued liabilities	462,624	422,572
Notes payable to parent and affiliated companies (note 4)	1,130,000	1,567,895
Current portion of long-term debt (note 5)	450,552	589
Current portion of derivative instruments	-	791
Due to parent and affiliated companies (note 12)	30,015	22,946
Unearned revenue	80,094	53,960
	2,204,583	2,096,982
Long-term debt (note 5)	2,036,409	2,675,827
Derivative instruments	423,543	347,994
	4,664,535	5,120,803
Shareholder's equity (deficiency) (note 6)	445,416	(506,845)
	$5,109,951	$4,613,958

Commitments (note 13)

See accompanying Notes to Interim Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	4	Third Quarter 2006

ROGERS CABLE INC.

Unaudited Consolidated Statements of Deficit

	Nine Months Ended,
	September 30,	September 30,
(in thousands of dollars)	2006	2005
		(Restated -
		note 2)
Deficit, beginning of the period	$(3,181,282)	$(3,032,869)
Net income (loss) for the period	186,639	(105,883)
Adjustment related to future income taxes (note 7)	220,459	-
Deficit, end of the period	$(2,774,184)	$(3,138,752)

See accompanying Notes to Interim Unaudited Consolidated Financial Statements.

Rogers Cable Inc.	5	Third Quarter 2006

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three and Nine Months Ended September 30, 2006 and 2005

These Interim Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) and should be read in conjunction with the Audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2005 (the “2005 Financial Statements”).

1. Basis of Presentation and Accounting Policies:

These Interim Unaudited Consolidated Financial Statements include the accounts of Rogers Cable Inc. and its subsidiaries (collectively “the Company”). The Company is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). The Notes presented in these interim Unaudited Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year-end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

These Interim Unaudited Consolidated Financial Statements follow the same accounting policies and methods of application as the 2005 Financial Statements, except as disclosed in notes 2 and 14.

Emerging Issues Committee (“EIC”) Abstract 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” was issued on July 6, 2006. EIC 162 requires that the compensation cost attributable to awards granted to employees eligible to retire at the grant date should be recognized on the grant date if the award’s exercisability does not depend on continued service. Additionally, awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC 162 must be applied retroactively, with restatement of prior periods, effective with the financial statements of the Company for the year ending December 31, 2006. The Company is currently evaluating the impact of this new standard.

2. Transfer of the Operating Subsidiaries of Rogers Telecom Holdings Inc.:

On July 1, 2005, RCI acquired 100% of Call-Net Enterprises Inc. (“Call-Net”) in a share for share transaction. Call-Net was subsequently re-named Rogers Telecom Holdings Inc. (“RTHI”).

On January 9, 2006, ownership in the operating subsidiaries of RTHI and intercompany balances between RTHI and its subsidiaries were transferred from RTHI to the Company. As consideration for the transfer of the investment in these subsidiaries and intercompany balances, the Company issued 1,000,000 Ninth Preferred Shares to RTHI with a value of $654.0 million. For accounting purposes, the investment in the subsidiary companies and intercompany balances were transferred from RTHI to the Company at their carrying values.

Rogers Cable Inc.	6	Third Quarter 2006

2. Transfer of the Operating Subsidiaries of Rogers Telecom Holdings Inc. (continued):

The Ninth Preferred Shares were redeemed by the Company through the issuance of a non-interest bearing deeply subordinated demand promissory note payable to RTHI in the amount of $654.0 million. RCI made a capital contribution to the Company equal to the amount of the deeply subordinated non-interest bearing demand promissory note. The capital contribution was satisfied by set-off against this demand promissory note and recorded to contributed surplus.

As a result of the reorganization and corresponding changes to the Company’s management reporting, the Company’s reportable segments changed effective January 2006 as follows: Cable and Internet; Rogers Business Solutions; Rogers Home Phone and Video Stores (note 14).

When a transfer of a business under common control is not measured at the exchange amount, as was the case with the transfer of the ownership of the operating subsidiaries of RTHI from RCI to the Company, GAAP requires that, for all periods presented, the consolidated financial statements of the Company reflect the assets and liabilities of these operating subsidiaries at their net book value as recorded in their accounts prior to the transaction. Additionally, GAAP requires that the reported income of the Company include the income of these operating subsidiaries of RTHI for all of 2005, not just from the July 1, 2005 date when RCI acquired RTHI. As a result, the financial statements of the Company presented for prior periods have been restated to reflect the financial position and the results of operations as if the Company and the operating subsidiaries of RTHI had been combined since their inception.

During the three and nine months ended September 30, 2006, the Company incurred integration expenses related to the acquisition of Call-Net of $1.4 million and $5.8 million, respectively (2005 - $13.7 million and $13.7 million, respectively).

3. Property, Plant and Equipment:

Details of property, plant and equipment are as follows:

(in thousands of dollars)	September 30, 2006			December 31, 2005 (Restated - Note 2)
		Accumulated			Accumulated
	Cost	Depreciation	Net Book Value	Cost	Depreciation	Net Book Value
Land and buildings	$73,389	$21,829	$51,560	$74,228	$19,867	$54,361
Towers and headends	793,346	405,431	387,915	704,886	341,951	362,935
Distribution cable and subscriber drops	4,213,275	2,244,113	1,969,162	4,072,926	2,069,915	2,003,011
Modems and set-top terminals	844,040	481,167	362,873	714,271	404,592	309,679
Programming and other equipment	91,239	73,074	18,165	89,287	63,192	26,095
Network equipment	541,786	316,929	224,857	521,929	267,193	254,736
Computer equipment and software	720,922	519,840	201,082	661,294	461,285	200,009
Leasehold improvements	148,665	105,610	43,055	142,203	99,297	42,906
Other equipment	228,681	171,566	57,115	219,103	167,642	51,461

	$7,655,343	$4,339,559	$3,315,784	$7,200,127	$3,894,934	$3,305,193

Rogers Cable Inc.	7	Third Quarter 2006

4. Notes Payable to Parent and Affiliated Companies:

The notes payable to parent and affiliated companies are comprised of the following:

	September 30,	December 31,
(in thousands of dollars)	2006	2005
		(Restated - note 2)
RCI	$1,130,000	$936,008
RTHI	-	631,887
	$1,130,000	$1,567,895

The notes payable to RCI are unsecured subordinated demand promissory notes bearing interest at 3.5% per annum.

The notes payable to RTHI were demand promissory notes bearing interest at various rates. These notes were due to RTHI from its former operating subsidiaries. The ownership of these operating subsidiaries and intercompany balances was transferred from RTHI to the Company in January 2006 and, as described in note 2, the comparative figures presented herein reflect the combined financial position and results of operations as if these operating subsidiaries were combined with the Company since inception.

On June 30, 2005, prior to the acquisition by RCI, Call-Net completed a transaction in which it reorganized its intercompany debt that had a book value of $1,420.1 million.  This transaction resulted in a reduction to the intercompany debt of $834.2 million with an offsetting adjustment to contributed surplus in Call-Net’s subsidiaries.

5. Long-term Debt:

(in thousands of dollars)		Interest	September 30,	December 31,
		Rate	2006	2005
(i)	Bank credit facility	Floating	$155,000	$267,000
(ii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iii)	Senior Secured Second Priority Notes, due 2011	7.25%	175,000	175,000
(iv)	Senior Secured Second Priority Notes, due 2012	7.875%	390,355	408,065
(v)	Senior Secured Second Priority Notes, due 2013	6.25%	390,355	408,065
(vi)	Senior Secured Second Priority Notes, due 2014	5.50%	390,355	408,065
(vii)	Senior Secured Second Priority Notes, due 2015	6.75%	312,284	326,452
(viii)	Senior Secured Second Priority Debentures, due 2032	8.75%	223,060	233,180
(ix)	Obligations under capital lease	8.836%	552	589

			$2,486,961	$2,676,416
Less current portion			(450,552)	(589)
			$2,036,409	$2,675,827

Rogers Cable Inc.	8	Third Quarter 2006

5. Long-term Debt (continued):

In July 2006, the Company entered into an amendment to its bank credit facility to insert provisions for the springing release of security in a similar fashion as provided in all of the Company’s public debt indentures. This provision provides that if the Company has two investment grade ratings on its debt and there is no other debt or cross-currency interest rate exchange agreement secured by a bond issued under its deed of trust, then the security provided for a particular debt instrument will be discharged upon 45 days prior notice by the Company. A similar amendment has also been made in each of the Company’s cross-currency interest rate exchange agreements.

6. Shareholder’s Equity (Deficiency):

	September 30,	December 31,
(in thousands of dollars)	2006	2005
		(Restated -
		note 2)
Capital Stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares, redeemable at fair market value per share of consideration received
Unlimited 8.0%, cumulative, ninth preferred shares, redeemable at fair market value per share of consideration received
Issued:
100,000,000 Class A common shares	$229,014	$229,014
118,166,003 Class B common shares	1,364,808	1,418,808
306,904 fourth preferred shares	1	1
151,800 seventh preferred shares	162,643	162,643
Total capital stock	1,756,466	1,810,466
Contributed surplus	1,463,134	863,971
Deficit	(2,774,184)	(3,181,282)
Shareholder's equity (deficiency)	$445,416	$(506,845)

Rogers Cable Inc.	9	Third Quarter 2006

6. Shareholder’s Equity (Deficiency) (continued):

(i)   During the nine months ended September 30, 2006, the Company completed the following capital stock transactions:

(a)	Issued 1,000,000 ninth preferred shares to RTHI, a related party, with a value of $654.0 million (note 2).

(b)	Redeemed 1,000,000 ninth preferred shares in exchange for a $654.0 million non-interest bearing demand promissory note payable to RTHI, which then reassigned the note payable to RCI (note 2).

(ii)   During the nine months ended September 30, 2006, the Company recorded a $21.2 million reduction in its contributed surplus resulting from an adjustment made to the transfer of the ownership of the operating subsidiaries of RTHI from RCI to the Company that occurred on January 9, 2006 (note 2).

(iii)  During the nine months ended September 30, 2006, the Company redeemed the $654.0 million non-interest bearing deeply subordinated demand promissory note payable to RCI in exchange for a capital contribution of $654.0 million which was recorded to contributed surplus.

(iv)  During the three and nine months ended September 30, 2006, the Company distributed $18.0 million and $54.0 million, respectively, to RCI as a return of capital. This distribution was recorded as a reduction in the stated capital of the Class B common shares.

 (v)  Stock-based compensation:

During the three and nine months ended September 30, 2006, the Company recorded compensation expense of approximately $3.5 million and $7.9 million, respectively, (2005 - $2.1 million and $5.6 million, respectively), related to RCI stock options granted to employees; an amendment to the RCI option plans; the grant of RCI performance options to certain key employees; and RCI restricted share units granted to employees. The corresponding adjustment was recorded in contributed surplus. The details of these stock-based compensation transactions are as follows:

(a)
There were nil and 85,810 RCI options granted to employees during the three and nine months ended September 30, 2006, respectively (2005 - nil and 69,000 options, respectively). The weighted average estimated fair value at the date of the grant for RCI options granted during the three and nine months ended September 30, 2006 was $nil and $17.65 per share, respectively (2005 - $nil and $15.34 per share, respectively). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Rogers Cable Inc.	10	Third Quarter 2006

6. Shareholder’s Equity (Deficiency) (continued):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Risk-free interest rate	-	-	4.07%	4.01%
Dividend yield	-	-	0.33%	0.29%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	-	-	37.43%	43.93%
Weighted average expected life of the options	-	-	4.9 years	5.6 years

(b)
Effective March 1, 2006, RCI amended certain provisions of its stock option plans which resulted in a new measurement date for purposes of determining compensation cost. The amendment provides that on the death or retirement of an option-holder, or the resignation of a director, options would continue to be exercisable until the original expiry date in accordance with their original terms and the vesting would not be accelerated but instead would continue in accordance with the original vesting period. The amendment resulted in a $0.6 million charge to expense on the March 1, 2006 measurement date. The fair value of each modified option was estimated on the March 1, 2006 measurement date using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI Class B Non-Voting shares	42.30%
Weighted average expected life of options	5.6 years

(c)
On March 1, 2006, RCI granted 63,550 performance options to certain employees of the Company. These options vest on a straight line basis over four years provided that certain targeted stock prices of RCI are met. A binomial valuation model was used to determine the $1.1 million fair value of the options granted to employees of the Company at the date of grant. Of this $1.1 million, $0.1 million and $0.2 million was recorded as compensation cost in the three and nine months ended September 30, 2006, respectively, with the remainder to be recognized over the remaining service period. The fair value of each option was calculated on the March 1, 2006 measurement date based on the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI Class B Non-Voting shares	39.60%
Weighted average expected life of options	5.4 years

(d)
During the three and nine months ended September 30, 2006, nil and 36,615 restricted share units of RCI, respectively, were issued to employees of the Company (2005 - nil and 45,576, respectively). As at September 30, 2006, 132,527 restricted share units were outstanding (2005 - 96,492) related to employees of the Company. These restricted share units vest at the end of three years from the grant date. The Company records

Rogers Cable Inc.	11	Third Quarter 2006

6. Shareholder’s Equity (Deficiency) (continued):

compensation expense over the vesting period taking into account fluctuations in the market price of the Class B Non-Voting shares of RCI.

7. Income Taxes:

Current income tax expense has historically consisted primarily of the Canadian Federal Large Corporations Tax ("LCT"). Due to the elimination of the LCT in 2006, no amount has been expensed for the three and nine month periods ended September 30, 2006.

The Company (which includes the former operating subsidiaries of RTHI) recorded a future income tax recovery for the three and nine month periods ended September 30, 2006 of $19.4 million and $252.9 million, respectively.

The significant recovery for the nine month period ended September 30, 2006 results primarily from a reduction of the valuation allowance. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and available tax planning strategies involving RCI and its subsidiaries. Based on management's estimate of the expected realization of future income tax assets during the three months ended June 30, 2006, the Company reduced the valuation allowance recorded against certain future income tax assets by $459.9 million to reflect that it is more likely than not that the future income tax assets will be realized. Approximately $226.4 million of the reduction in the valuation allowance related to a valuation allowance recorded against future income tax assets related to the former operating subsidiaries of RTHI which existed on the date of a financial reorganization and comprehensive revaluation in 2002. Accordingly, the reversal of this portion of the valuation allowance has been reflected as a reduction in intangible assets of $6.0 million and $220.4 million has been recorded as a credit to the deficit in shareholder’s equity, consistent with the revaluation adjustment recorded at the date of the comprehensive revaluation.

As at December 31, 2005, the financial position of the Company, which includes the former operating subsidiaries of RTHI (note 2) included net future tax assets of approximately $549.0 million against which a full valuation allowance was recorded. The valuation allowance included approximately $543.0 million of income tax assets primarily related to non-capital loss carryforwards and approximately $6.0 million of income tax assets related to losses on capital account.

As at December 31, 2005, the Company had approximately $1,670.0 million in non-capital loss carryforwards available to reduce future income for income tax purposes.

The Company’s parent, RCI, is negotiating an income tax settlement with the Canada Revenue Agency in respect of a reassessment received by RCI. In connection with the proposed settlement, $90 million of non-capital income tax losses carried forward by the Company are expected to be transferred to RCI. The expected utilization of the Company’s tax losses was recorded during the three months ended September 30, 2006 as distribution to the Company’s shareholder resulting in a $32.4 million charge to the Company’s contributed surplus.

In connection with the utilization of the Company’s tax losses by RCI, RCI will provide additional capital to the Company equal to the fair market value of the tax losses utilized. The

Rogers Cable Inc.	12	Third Quarter 2006

7. Income Taxes (continued):

determination of the value of the tax losses and the addition to the Company’s capital is expected to occur in the fourth quarter of 2006.

8. Earnings (Loss) Per Share:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands of dollars, except per share amounts)	2006	2005	2006	2005
		(Restated - note 2)		(Restated - note 2)
Numerator:
Net income (loss) for the period	$(13,203)	$(32,809)	$186,639	$(105,883)

Denominator:
Weighted average number of shares outstanding-basic and diluted	218,166	218,166	218,166	218,166
Earnings (loss) per share for the period - basic and diluted	($0.06)	($0.15)	$0.86	($0.49)

9. Video Store Closure Expenses:

During the first quarter of 2006, the Company made the decision to close 21 of its Video stores in Ontario and Quebec. The costs to exit these stores included lease termination and involuntary severance costs totaling nil and $2.3 million for the three and nine months ended September 30, 2006, respectively, as well as a writedown of the related property, plant and equipment totaling nil and $2.9 million for the three and nine months ended September 30, 2006, respectively.

10. Pensions:

During the three and nine months ended September 30, 2006, the Company made required contributions to the RCI pension plans in the amount of $4.7 million and $11.1 million, respectively (2005 - $2.1 million and $7.6 million, respectively) resulting in pension expense of the same amounts. In addition, the expense related to unfunded supplemental executive retirement plans for the three and nine months ended September 30, 2006 was $0.1 million and $0.2 million, respectively (2005 - $0.1 million and $0.2 million, respectively).

11. Consolidated Statements of Cash Flows - Supplemental Information:

The changes in non-cash working capital items are as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands of dollars)	2006	2005	2006	2005
Cash provided by (used in):		(Restated - note 2)		(Restated - note 2)
Decrease (increase) in accounts receivable	$2,058	$(51,909)	$(4,944)	$(26,885)
Increase (decrease) in accounts payable and accrued liabilities	53,241	33,082	42,243	(41,448)
Increase in unearned revenue	8,131	6,650	26,134	10,361
Decrease (increase) in other current assets	4,632	(465)	(12,326)	(4,480)
Increase (decrease) in amounts due to parent and affiliated companies, net	(25,034)	54,633	(44,944)	52,133
	$43,028	$41,991	$6,163	$(10,319)

Rogers Cable Inc.	13	Third Quarter 2006

12. Related Party Transactions:

The amounts due to (from) RCI and its subsidiaries are comprised of the following:

	September 30,	December 31,
(in thousands of dollars)	2006	2005
		(Restated - note 2)
RCI	$28,216	$20,778
Rogers Wireless Inc. ("RWI")	(46,321)	825
Rogers Media Inc. ("Media")	1,799	1,295
Other affiliated companies	-	48
	$(16,306)	$22,946

The above amounts reflect intercompany charges for capital and operating expenditures that are short term in nature.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

		Three Months Ended		Nine Months Ended
	Financial Statement	September 30,	September 30,	September 30,	September 30,
(in thousands of dollars)	Classification	2006	2005	2006	2005
			(Restated -		(Restated -
			note 2)		note 2)
RCI:
Management fees	Management fees	$16,000	$10,288	$47,238	$30,364
Interest on notes payable	Interest expense	8,660	5,618	23,849	12,510
Interest related to capital leases	Interest expense	3	3	9	11
Cost of shared operating expenses	Operating, general and administrative
	expenses ("OG&A")	50,976	25,237	144,669	71,472
Cost of PP&E	Additions to PP&E	24,699	10,918	53,926	27,650
		100,338	52,064	269,691	142,007
RTHI: (1)
Interest expense	Interest expense	-	-	-	15,298
		-	-	-	15,298
RWI: (1)
Wireless products and services	OG&A	953	962	2,760	2,803
Wireless products and services for resale	Inventory/ Cost of video store sales	10,154	12,895	24,411	29,026
Transmission facilities	OG&A	(326)	(326)	(978)	(978)
Rent expense	OG&A	1,481	1,283	4,443	3,850
Consolidated billing services	OG&A	2,234	1,510	6,027	4,086
Subscriber activation commissions and customer service	Operating revenue	(9,180)	(9,855)	(31,054)	(23,858)
Long distance and roaming income	Operating revenue	(8,755)	(3,927)	(21,835)	(11,904)
Wireless broadband expenses	OG&A	-	-	(119)	-
Cost of PP&E	Additions to PP&E	-	-	-	125
		(3,439)	2,542	(16,345)	3,150
Media: (1)
Access fees	Operating revenue	(1,991)	(1,340)	(6,042)	(4,967)
Advertising and production costs	Sales and marketing expenses	490	67	1,166	814
Sales commissions	OG&A	242	225	734	755
Programming fees	OG&A	5,956	5,565	17,066	16,832
		4,697	4,517	12,924	13,434
Other: (1)
Programming fees paid to related broadcasters	OG&A	4,804	4,586	14,829	13,800

(1) RTHI, RWI and Media are wholly-owned subsidiaries of the Company’s parent, RCI.

Rogers Cable Inc.	14	Third Quarter 2006

12. Related Party Transactions (continued):

The Company has entered into certain transactions with companies, the partners or senior officers of which are or have been directors of the Company and/or RCI. During the three and nine months ended September 30, 2006, the total amounts paid by the Company to these related parties are as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands of dollars)	2006	2005	2006	2005
Legal services and commissions paid on premiums for insurance coverage	$49	$129	$491	$477
Programming services	-	-	-	1,552
Interest charges and other financing fees	-	-	-	13,085
	$49	$129	$491	$15,114

13. Commitments:

The future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers and commitments for other contracts are as follows:

Year ending December 31:
(in thousands of dollars)
2006	$96,394
2007	73,509
2008	61,879
2009	55,014
2010	47,040
2011 and thereafter	69,506
$403,342

Rogers Cable Inc.	15	Third Quarter 2006

14. Segmented Information:

As discussed in note 2, effective January 2006 the Company has the following reportable segments:

For the three months ended September 30, 2006	Cable	Rogers Home	Rogers Business	Video	Corporate items	Consolidated
(In thousands of dollars)	and Internet	Phone	Solutions	Stores	and eliminations	totals
Operating revenue	$488,492	$90,844	$148,478	$72,776	$(1,135)	$799,455
Cost of video stores sales	-	-	-	35,965	-	35,965
Sales and marketing expenses	34,121	26,598	17,206	30,000	-	107,925
Operating, general and administrative expenses	245,271	67,085	124,879	4,410	(1,135)	440,510
	209,100	(2,839)	6,393	2,401	-	215,055
Integration expenses						1,399
Management fees						16,000
Depreciation and amortization						167,755
Operating income						29,901
Interest:
Long-term debt						56,831
Notes payable to parent and affiliated company						8,660
Foreign exchange gain						(3,405)
Change in the fair value of derivative instruments						(207)
Other						839
Income tax recovery						(19,614)
Loss for the period						$(13,203)
Additions to property, plant and equipment	$114,770	$62,611	$26,264	$3,008		$206,653

For the three months ended September 30, 2005	Cable	Rogers Home	Rogers Business	Video	Corporate items	Consolidated
(Restated - Note 2; In thousands of dollars)	and Internet	Phone	Solutions	Stores	and eliminations	totals
Operating revenue	$435,991	$74,702	$139,036	$77,077	$(1,129)	$725,677
Cost of video stores sales	-	-	-	36,305	-	36,305
Sales and marketing expenses	31,056	13,945	17,783	31,492	-	94,276
Operating, general and administrative expenses	227,094	53,359	105,988	5,145	(1,129)	390,457
	177,841	7,398	15,265	4,135	-	204,639
Integration expenses						13,689
Management fees						10,288
Depreciation and amortization						154,719
Operating income						25,943
Interest:
Long-term debt						59,126
Notes payable to parent and affiliated company						5,618
Foreign exchange gain						(7,515)
Change in fair value of derivative instruments						(497)
Other						992
Income tax expense						1,028
Loss for the period						$(32,809)
Additions to property, plant and equipment	$134,794	$29,720	$25,402	$2,905		$192,821

Rogers Cable Inc.	16	Third Quarter 2006

14. Segmented Information (continued):

For the nine months ended September 30, 2006	Cable	Rogers Home	Rogers Business	Video	Corporate items	Consolidated
(In thousands of dollars)	and Internet	Phone	Solutions	Stores	and eliminations	totals
Operating revenue	$1,439,515	$257,031	$440,960	$225,986	$(3,089)	$2,360,403
Cost of video stores sales	-	-	-	109,917	-	109,917
Sales and marketing expenses	95,537	66,324	51,423	90,810	-	304,094
Operating, general and administrative expenses	729,227	184,028	352,987	14,540	(3,089)	1,277,693
Video store closure expenses	-	-	-	5,155	-	5,155
	614,751	6,679	36,550	5,564	-	663,544
Integration expenses						5,847
Management fees						47,238
Depreciation and amortization						487,670
Operating income						122,789
Interest:
Long-term debt						169,434
Notes payable to parent and affiliated company						23,849
Foreign exchange gain						(4,710)
Change in the fair value of derivative instruments						(791)
Other						1,547
Income tax recovery						(253,179)
Net income for the period						$186,639
Additions to property, plant and equipment	$303,493	$121,744	$50,078	$5,384		$480,699

For the nine months ended September 30, 2005	Cable	Rogers Home	Rogers Business	Video	Corporate items	Consolidated
(Restated - Note 2; In thousands of dollars)	and Internet	Phone	Solutions	Stores	and eliminations	totals
Operating revenue	$1,287,251	$225,627	$418,958	$235,453	$(3,106)	$2,164,183
Cost of video stores sales	-	-	-	108,872	-	108,872
Sales and marketing expenses	95,596	31,060	53,265	97,631	-	277,552
Operating, general and administrative expenses	663,141	158,551	321,409	14,909	(3,106)	1,154,904
	528,514	36,016	44,284	14,041	-	622,855
Integration expenses						13,689
Other charges						(372)
Management fees						30,364
Depreciation and amortization						467,229
Operating income						111,945
Interest:
Long-term debt						186,336
Notes payable to parent and affiliated company						27,804
Foreign exchange gain						(2,503)
Change in fair value of derivative instruments						(1,707)
Other						3,591
Income tax expense						4,307
Loss for the period						$(105,883)
Additions to property, plant and equipment	$355,087	$94,323	$58,722	$10,712		$518,844

Rogers Cable Inc.	17	Third Quarter 2006